Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258265

$750,000,000

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

SUMMARY OF TERMS

Security:	5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”)

Issuer:	Edison International (“EIX”)

Size:	750,000 shares of Series B Preferred Stock

Aggregate Liquidation Preference:	$750,000,000

Anticipated Ratings*:	Ba2 / BB+ / BB (Stable / Stable / Stable) (Moody’s / S&P / Fitch)

Trade Date:	November 4, 2021

Settlement Date**:	November 12, 2021 (T+5)

Maturity:	Perpetual (unless redeemed by EIX as described below under “Optional Redemption”)

Public Offering Price:	$1,000 per share

Liquidation Preference:	$1,000 per share

Dividend Rate (Cumulative):

From and including the Settlement Date to, but excluding, March 15, 2027 (the “First Reset Date”), 5.00% per annum. For each Reset Period (as defined in the preliminary prospectus supplement dated November 4, 2021 relating to the Series B Preferred Stock (the “Preliminary Prospectus”)) on and after the First Reset Date, a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Dividend Determination Date (as defined in the Preliminary Prospectus), plus a spread equal to:

•   in respect of each Reset Period commencing on or after the First Reset Date but before March 15, 2032, 3.901% (the “Initial Margin”);

•   in respect of each Reset Period commencing on or after March 15, 2032 but before March 15, 2047, 4.151% (the Initial Margin plus 0.25%); and

•   in respect of each Reset Period commencing on or after March 15, 2047, 4.901% (the Initial Margin plus 1.00%).

Dividend Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2022 (short first dividend period).

Optional Redemption:

EIX may, at its option, redeem the Series B Preferred Stock:

•  in whole or in part, from time to time, on any day during any Par Call Period at a redemption price in cash equal to $1,000 per share; or

•  in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by EIX following the occurrence of a Ratings Event (as defined in the Preliminary Prospectus), or, if no review or appeal process is available or sought with respect to such Ratings Event, at any time within 120 days after the occurrence of such Ratings Event, at a redemption price in cash equal to $1,020 per share, plus, in each case, but subject to certain exceptions, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Par Call Period:	With respect to any Reset Date, including the First Reset Date, the period from and including the December 15 immediately preceding such Reset Date through and including such Reset Date.

Reset Date:	The First Reset Date and March 15 of every fifth year after 2027.

Intention Regarding Redemption or Repurchase:	In the event EIX redeems or repurchases any shares of the Series B Preferred Stock, EIX intends (without thereby assuming a legal obligation), subject to standard exceptions, to do so only to the extent the aggregate redemption or repurchase price is equal to or less than the net proceeds, if any, EIX receives from new issuances by the issuer or a subsidiary of it prior to the date of such redemption or repurchase of securities which are assigned by S&P at the time of sale or issuance an aggregate equity credit that is equal to or greater than the equity credit assigned to the shares of the Series B Preferred Stock to be redeemed or repurchased.

Listing:	None.

CUSIP/ISIN:	281020AT4 / US281020AT41

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

BNY Mellon Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Cabrera Capital Markets LLC CastleOak Securities, L.P. C.L. King & Associates, Inc. Guzman & Company Mischler Financial Group, Inc. Tribal Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Preferred Stock on the Trade Date and the next two business days will be required, by virtue of the fact that the Series B Preferred Stock initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Barclays Capital Inc. at 1-888-603-5847, Credit Suisse Securities (USA) LLC at 1- 800-221-1037 or Mizuho Securities USA LLC at 1-866-271-7403.

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